March 23, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief Reid Hooper, Attorney-Adviser Terry French, Accountant Branch Chief Christine Adams, Staff Accountant

Re:	Vocera Communications, Inc.

Registration Statement on Form S-1

Registration No. 333-175932

Form 8-A (File No. 001-35469)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between March 13, 2012 and the date hereof, 4,157 copies of the Preliminary Prospectus dated March 13, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m. Eastern Time on March 27, 2012, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

PIPER JAFFRAY & CO.

As Representatives of the

Prospective Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
	Name:	Sri Kosaraju
	Title:	Executive Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director

[Signature Page to Acceleration Request]